UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

American Greetings Corporation

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

026375105

(CUSIP Number)

Dawson Investments LLC

One Towne Square, Suite 1600

Southfield, Michigan 48076

(248) 784-6464

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026375105

1.	Names of Reporting Persons. Dawson Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

ITEM 1. Security and Issuer

This Amendment No. 1 amends the 13D filed on October 26, 2012 by the Reporting Person, relating to the common stock of American Greetings Corporation (“AGC”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

ITEM 4. Purpose of the Transaction

On April 1, 2013, the Reporting Person sold all of the shares of AGC held by the Reporting Person. The Reporting Person no longer holds any shares of AGC.

ITEM 5. Interest in Securities of the AGC

Dawson Investments effected transactions on the New York Stock Exchange and the third party market in the sale of the Common Shares of AGC during the 60 days preceding the filing of this statement as follows:

Date	Transaction	Quantity	Price per Share
04/01/13	Sale	44,160	$18.08
04/01/13	Sale	200,000	$18.07
04/01/13	Sale	96,976	$18.05
04/01/13	Sale	400,000	$18.05
04/01/13	Sale	34,100	$18.06
04/01/13	Sale	215,504	$18.07
04/01/13	Sale	165,900	$18.05
04/01/13	Sale	140,336	$18.05

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Dawson Investments has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the issuer.

ITEM 7. Materials to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2013

Signature

DAWSON INVESTMENTS LLC

By:	James J. Grosfeld Trust u/a/d December 16, 1998
Its: Member

	By:	James J. Grosfeld
James J. Grosfeld

5